EXHIBIT 99.1

Red White & Bloom Provides Update Relating to Aleafia Health and Other Corporate Matters

Court grants order approving the Amended Stalking Horse Agreement under the Aleafia CCAA Proceedings

TORONTO, Oct. 31, 2023 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is providing an update on matters relating to Aleafia Health Inc. (“Aleafia Health”) and other corporate matters.

Update Relating to Aleafia Health

RWB is pleased to announce that in connection with the proceedings of Aleafia Health and certain of its subsidiaries (collectively, the “Aleafia Group”) under the Companies’ Creditors Arrangement Act (the “Aleafia CCAA Proceedings”), the Ontario Superior Court of Justice (Commercial List) (the “Court”) has granted an approval and reverse vesting order in respect of the previously announced sale transactions (the “Approval and Vesting Order”).

The Approval and Vesting Order is the sole authorization required by the Aleafia Group to implement the transactions provided for under the previously announced stalking horse asset purchase and share subscription agreement, as amended and restated on October 24, 2023 (the “Amended Stalking Horse Agreement”) among RWB, Aleafia Health and certain of Aleafia Health’s subsidiaries (collectively, the “Aleafia Purchased Entities”).

The Approval and Vesting Order approves the implementation of the transactions contemplated by the Amended Stalking Horse Agreement, whereby a wholly-owned subsidiary of RWB would subscribe for shares of the Aleafia Purchased Entities and acquire specific intellectual property owned, licensed or leased by Aleafia Health. Certain excluded assets and liabilities of the Aleafia Purchased Entities would be transferred to one or more corporations that would not be included among the Aleafia Purchased Entities at closing. RWB’s subsidiary would be the sole shareholder of the Aleafia Purchased Entities following closing.

The Court also granted an ancillary relief order approving, among other things, (i) amendments to the debtor-in-possession (“DIP”) term sheet to increase the DIP financing available to the Aleafia Group from $6.6 million to $8 million; and (ii) an extension to the current stay period in the Aleafia CCAA Proceedings to November 30, 2023, in order to, among other things, permit the parties to complete the transactions contemplated under the Amended Stalking Horse Agreement.

The consummation of the transactions contemplated under the Amended Stalking Horse Agreement is subject to satisfaction or waiver of certain conditions set forth in the Amended Stalking Horse Agreement, including, among other things, receipt of all required regulatory approvals and the Aleafia Purchased Entities’ Health Canada and cannabis excise licences being in good standing and continuing in good standing and not suspended or terminated following the closing date.

The parties anticipate closing the transactions contemplated under the Amended Stalking Horse Agreement following satisfaction of the remaining conditions to closing, and in any event no later than November 22, 2023 (the outside date specified in the Amended Stalking Horse Agreement).

Share Issuance in connection with Asset Purchase

In accordance with the policies of the Canadian Securities Exchange, the Company announces that its board of directors has approved the issuance of 700,000 common shares on October 30, 2023, at a deemed price of $0.06 per share, as final consideration for an asset purchase completed by a wholly-owned subsidiary of the Company (the “Asset Purchase”).  All securities issued pursuant to the Asset Purchase are subject to a statutory hold period which will expire on the date that is four months and one day from the date of issuance. None of the securities issued in connection with the Asset Purchase will be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and none of them will be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, Missouri, and Michigan.

Red White & Bloom Brands Inc. Investor and Media Relations
Edoardo Mattei, CFO
IR@RedWhiteBloom.com
947-225-0503

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this news release, forward-looking statements relate to, among other things, statements regarding the estimated closing date for the consummation of the transactions set out in the Amended Stalking Horse Agreement and the outcome of the Aleafia CCAA Proceedings. These forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

The Company has relied on certain assumptions that it believes are reasonable at this time, including assumptions with respect to the transactions contemplated under the Amended Stalking Horse Agreement, the conditions to closing set out in the Amended Stalking Horse Agreement and the expected timeline and outcome for consummating the transactions contemplated under the Amended Stalking Horse Agreement and the Aleafia CCAA Proceedings. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Risks and uncertainties that may cause such differences include but are not limited to risks relating to the Aleafia CCAA Proceedings, the outcome of which could have a material adverse impact on the Company’s share price, its current business relationships and on the current and future operations, financial condition, and prospects of the Company if the transactions contemplated under the Amended Stalking Horse Agreement are not consummated.